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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☒ Form C/A: Amendment to Offering Statement: Correct offering amounts from prior filed amendment
☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Boomerang Bike Corporation
Legal status of issuer:

Form: corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization):

Physical address of issuer: 440 N. Wolfe Rd. / Sunnyvale, California 94085
Website of issuer: https://boomerangbike.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$250 onboarding fee plus commission of up to 5%

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Common Stock
Target number of securities to be offered: 30303
Price (or method for determining price): 0.33000
Target offering amount: 10,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: At issuer's discretion
Maximum offering amount (if different from target offering amount): 1,070,000
Deadline to reach the target offering amount: 120 days from the filing date of this amendment.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 8

Total Assets:	Most recent fiscal year-end: 258910.00	Prior fiscal year-end: 157874.00
Cash & Cash Equivalents:	Most recent fiscal year-end: 6307.00	Prior fiscal year-end: 72451.00
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 2204.00
Short-term Debt:	Most recent fiscal year-end: 392876.00	Prior fiscal year-end: 323097.00
Long-term Debt:	Most recent fiscal year-end: 52974.00	Prior fiscal year-end: 2204358.00
Revenues/Sales	Most recent fiscal year-end: 192161.00	Prior fiscal year-end: 104305.00
Cost of Goods Sold:	Most recent fiscal year-end: 234652.00	Prior fiscal year-end: 59027.00
Taxes Paid:	Most recent fiscal year-end: 4123.00	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: -482826.00	Prior fiscal year-end: -700038.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Boomerang Bike Corporation

(Issuer)
By
/s/ Kevin Fahrner CEO

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kevin Fahrner

(Signature)
CEO

(Title)
June 22nd, 2022

(Date)

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boomerang Bike Corporation
440 N. Wolfe Rd
Sunnyvale, CA 94085
https://boomerangbike.com/

Up to $1,070,000 in Common Stock at $0.33
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Boomerang Bike Corporation
Address: 440 N. Wolfe Rd, Sunnyvale, CA 94085
State of Incorporation: DE
Date Incorporated: July 02, 2013

Terms:

Equity

Offering Minimum: $10,000 | 30,303 shares of Common Stock
Offering Maximum: $1,070,000.00 | 3,242,423 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.33
Minimum Investment Amount (per investor): $200.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shams. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+ Perk

Invest and receive 50% Product Discount

$1,000+ Perk

Invest and receive Free Boomerang Cyclotrac including one year of data.

$2,500+ Perk

Invest and receive additional 10% bonus shares

$5,000+ Perk

Invest and receive additional 15% bonus shares

$10,000+ Perk

Invest and receive additional 20% bonus shares

All perks occur when the offering is completed.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Boomerang Bike designs and manufacturers a bike alarm with GPS tracking and cellular communications. Our technology can connect any bicycle, scooter or vehicle to the Internet.

Our primary application is bike security. Our solution includes the hardware, an App and Cloud Software.

The alarm / GPS tracker is under 6" long and fits under the water bottle cage or on the rear rack.

The alarm is operated by a corresponding app. Once the device is armed any attempt to steal the bike will notify the bike owner with a text message and phone notification.

Competitors and Industry

The bike alarm GPS tracker market is just starting to develop. There are no large bike companies in this market. The large bike companies are focused on making incredible bikes.

Our technology is based on electronics and software, which is not widely found in your traditional bike manufacturer company.

This market will be developed through a grass roots effort by small companies and the bike community.

Companies that are similar to Boomerang would include Invoxia and Swiss Tracker. See links to their websites below:

https://www.invoxia.com/us/gps-tracker/valuables

https://www.gps-tracker.info/produkt/gps-tracker-mini/

Current Stage and Roadmap

Current Stage:

Boomerang Bike has 3,000 customers worldwide and on pace to have 5,000 by the end of 2021. These customers have provided valuable feedback, which we have incorporated in several app and firmware updates.

In a recent survey of our customers we received a 25% response and a 78% satisfaction rating. We believe with the August release of a new app and firmware our satisfaction rating will be in the mid eighties.

In August, we released our new application along with new firmware.

Roadmap:

Our current solution sends a text message and phone notification to the bike owner. We will expand this to the local bike community including local bike stores.

Boomerang will also monitor theft activity and create a network of bike enthusiast to follow a bike that has reported as stolen. Our focus is to improve our product and acquire more customers.

The Team

Officers and Directors

Name: Kevin Fahrner

Kevin Fahrner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 15, 2013 - Present
  Responsibilities: Managing the entire company including R&D, operations, and Sales and Marketing. The CEO has taken a token salary of $2000 a month through October 2021. There is no equity compensation at this time. Mr. Fahrner owns currently 13,833,000 shares of Common Stock.

Name: Dr. Ronjon Nag

Dr. Ronjon Nag's current primary role is with r42group. Dr. Ronjon Nag currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 15, 2017 - Present
  Responsibilities: Advisor to the company on all aspects of the business. Dr. Nag currently receives no salary or equity compensation for his role. Dr. Nag currently owns 4,000,000 shares of Common Stock, 458,556 shares of SS-1 Preferred Stock, 8,618,481 shares of SS-4 Preferred Stock, and 967,992 shares of SS-5 Preferred Stock.

Other business experience in the past three years:

- **Employer:** r42group
  Title: Founder and President
  Dates of Service: September 01, 2019 - Present
  Responsibilities: • R42 Group invests primarily in Al, biotechnology and science, wireless communication technologies. • Work with pre-seed stage companies, helping them navigate through the growth stage.

Other business experience in the past three years:

- **Employer:** PayPlant
  Title: Co-Founder
  Dates of Service: August 01, 2013 - Present
  Responsibilities: Co-Founder of Payplant, an innovative alternative finance company

Other business experience in the past three years:

- **Employer:** Stanford University
  Title: Stanford Distinguished Careers Institute Interdisciplinary Fellow
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Visiting fellow & Professor at Stanford University.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company also referred to as "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the securities you are buying is limited

Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient finds it will not succeed

The Company, is offering non-voting common stock in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage

would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on managements best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Silicon Prairie instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Boomerang Bike Corp. was formed on July 3, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boomerang Bike Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Boomerang or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Boomerang could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Fahrner	13,833,000	Common Stock	28.92
Dr. Ronjon Nag	13,586,473	Common Stock	29.37
Dr. Ronjon Nag	8,618,481	Series Seed-4 Preferred Stock	29.37
Dr. Ronjon Nag	967,992	Series Seed-5 Preferred Stock	29.37

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and Series Seed-5 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,242,423 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 24,178,571 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding includes 2,500,000 of shares pursuant to Stock Options and RSUs that are issued and outstanding.

The total amount outstanding includes 1,000,000 of shares available for issuance under the stock option plan.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 3,126,302 with a total of 2,376,088 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The holders of Preferred Stock have collective liquidation and conversion rights. Please refer to Exhibit F of this Offering Memorandum for the full description of these provisions.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,737,399 with a total of 1,737,399 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The holders of Preferred Stock have collective liquidation and conversion rights. Please refer to Exhibit F of this Offering Memorandum for the full description of these provisions.

Series Seed-3 Preferred Stock

The amount of security authorized is 8,248,587 with a total of 8,191,740 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The holders of Preferred Stock have collective liquidation and conversion rights. Please refer to Exhibit F of this Offering Memorandum for the full description of these provisions.

Series Seed-4 Preferred Stock

The amount of security authorized is 10,373,621 with a total of 10,373,621 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The holders of Preferred Stock have collective liquidation and conversion rights. Please refer to Exhibit F of this Offering Memorandum for the full description of these provisions.

Series Seed-5 Preferred Stock

The amount of security authorized is 967,992 with a total of 967,992 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The holders of Preferred Stock have collective liquidation and conversion rights. Please refer to Exhibit F of this Offering Memorandum for the full description of these provisions.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $690,000.00
  Number of Securities Sold: 2,887,029
  Use of proceeds: Development, manufacturing and marketing
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Boomerang concluded a two year development of our V2 model. This was a comprehensive change from the VI including new processors, radios, antennas and form factor. We reduced the size by 40% and the increase the speed of the processor by 10X. We developed new firmware and significant modifications to the cloud software.

We also manufactured 5,000 units between September of 2020 and September of 2021.

Historic Results of Operations

Q1 and Q2 2021 (not CPA Reviewed) & Year end 2020 and 2019 (CPA Reviewed)

Revenue

Total revenue for fiscal year 2020 was $192,161.16 a 184% increase from 2019 revenue of $104,305.38. The increase was due to the release of our new model, Boomerang Cyclotrac V2. We continue to be able to sell every device we make. Our limitation to making more units is capital. Our 2021 January to July 31st revenue is $104,053 of which subscription revenue is $31,652.00

Sales and Marketing

Our total spend in the first half of 2021 was $25189. That compares to $84,042 in 2020. This is an area that we need to add additional resources. The industry norm would be $120,000 in social media ads and other $50,000 for a dedicated person who specializes in social media advertising. Our plan in 2022 is to increase our sales and marketing budget by 10X.

Gross margins

Our overall gross margin in the first half of 2021 was 19%. Our subscription revenue for the six months was $35,252 and data cost of were $4,609.45 for a margin of 87%.

Non COGS Expenses

The Boomerang management team is extremely capital efficient. Here is a summary of our expenses beyond manufacturing the product. Non-technical salaries and benefits $32,466. Technical team salaries for R&D $95,532.00. Our office expenses $15,000 and sales and marketing $25,189. Professional services and office $10,514. The majority of the R&D is done. I anticipate more money being spent on Marketing and less in development in 2022.

Historical results and cash flows:

The majority of the V2 development is complete. We will continue to make enhancements and release new features but our R&D budget will be significantly less over the next 12-24 months.

The losses from the last two years was due to development cost. We expect significant growth in next year and cash flow positive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is building another 2,000 units in Q4 2021. The raw material is already paid for. We will generate $288,000 of cash from the revenue of these units.

Our lead investors, R42 Group, has extended a line of credit for $100,000 of which there is a balance available for $75,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will pay for material and labor to build another 20,000 units and generate $2.8 million in revenue.

Our current monthly burn rate is $20,000 a month. Our revenue is $16,000. We are running a $4,000 negative cash flow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are critical but we have the ability to generate revenue from product revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will reach cash flow positive and be able to operate from revenue if we raise the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal we will be able to operate the company to until we have an acceptable exit.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, currently, our lead investors, R42 Group, has extended a line of credit for $100,000 of which there is a balance available for $75,000.

Indebtedness

- **Creditor:** Pablo Echavarria
  Amount Owed: $8,941.11
  Interest Rate: 5.0%
  Maturity Date: December 31, 2033

- **Creditor:** Les Levitt
  Amount Owed: $45,444.01
  Interest Rate: 5.0%
  Maturity Date: December 31, 2033

- **Creditor:** Greg Weiss
  Amount Owed: $1,890.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2033

- **Creditor:** Kevin Fahmer
  Amount Owed: $19,500.66
  Interest Rate: 5.0%
  Maturity Date: January 01, 2033
  The company incurred $19,500.66 debt to Kevin Fahmer during the formation of the company.

Related Party Transactions

- **Name of Entity:** Pablo Echavarria
  Relationship to Company: Former Employee
  Nature / amount of interest in the transaction: The company has a loan for $8,941.11 to Pablo incurred during the formation of the company.
  Material Terms: The interest rate is 5% and the term is 20 years. The maturity date is 2033. The company can pay the loan off at any time without penalty.

- **Name of Entity:** Kevin Fahmer
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company incurred 19,500.66 debt to Kevin Fahmer during the formation of the company.
  Material Terms: The interest rate is 5%. The maturity date is 2033. There is no pre-payment penalty.

- **Name of Entity:** Les Levitt
  Relationship to Company: Former Employee
  Nature / amount of interest in the transaction: The company incurred $45,444.01 note to Les during the formation of the company.
  Material Terms: The interest rate is 5% and the maturity date is 2033. There is no prepayment penalty.

Valuation

Pre-Money Valuation: $15,782,385.63

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including the company's assets, user base, prior financing, prior sales, revenue projections, industry analysis, and leadership experience.

Assets: Three Issued Patents, seven years of experience. We have developed three models and two have been sold in production with shipments over 5,000 of each model.

User Base: We had the benefit of 3,000 beta users for the last 12 months and made six firmware upgrades and four app updates based on the feedback from these 3,000 beta customers. 3,000 users currently pay $3.90 a month for the app. Our subscription carries a 92% profit margin. In our latest customer survey we received a 78% approval rating. We are confident that it will be above 85% in Q4 due to September firmware and app release.

Prior Financing: Boomerang had a successful round of financing with a post valuation of $11 million. The lead investors were Netgear (NTGR) and R42 Group. Further, Boomerang closed a round of financing of $660,000 and used this financing to generate $500,000 in hardware revenue in the first year and $560,000 in subscription revenue over the next three years. (Assuming a 15% churn)

Prior Sales: We have sold every unit we have built and the demand continues to grow. The macro trends for bicycles are positive. Governments around the world are subsidizing e-bikes purchase. A segment we have a significant market share.

Revenue Projections*: Projected earning in 2024 are $10 million. 10 times earning would be $100 million dollars and a 50% discount due to risk would calculate to a $50 million valuation.

Market/Industry Analysis: We believe there is no direct competitor in this space to measure our valuation. Based on our internal research, Boomerang is a leader and our competition is of equal or less size in units sold and revenue.

Leadership Experience: Dr. Ronjon Nag, our Lead Investor and Chairman of the Board, has a Cambridge PhD, a degree from MIT and teaches as a visiting fellow at Stanford. Motorola, BlackBerry, and Apple have acquired some of his former companies he has founded and/or invested in.

In conclusion, based on the above analysis the company determined its pre-money valuation internally without a formal third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not currently have any convertible securities outstanding.

*Please note the above includes forward looking information. Please refer to our risk factors. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE

THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- Silicon Prairie Platform Fees
  5%

- Marketing
  60%
  Fund a DTC (direct to consumers) ad campaign to capture 20,000 new customers.

- Operations
  35.0%
  Build new devices to ship to new customers

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- Silicon Prairie Platform Fees
  4%

- Marketing
  25.0%
  DTC campaign including social media and search.

- Operations
  50.0%
  A high percentage of our capital is used to purchase components and assemble the GPS tracker. We have demonstrated we are capital efficient.

- Working Capital
21%
The working capital allocation will be used to pay engineers on new features including updates to the app and firmware. Also, working capital will be used to support the operation including shipping, customer service and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://boomerangbike.com/ (https://boomerangbike.com/update).

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boomerangbike

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boomerang Bike Corporation

[See attached]

BOOMERANG BIKE CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)



INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Boomerang Bike Corporation
Santa Clara, California

We have reviewed the accompanying financial statements of Boomerang Bike Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 10, 2022
Los Angeles, California

Boomerang Bike Corporation
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,537	$	6,307
Inventories		132,496		120,080
Prepaids and other current assets		6,351		5,333
Total current assets		**142,383**		**131,721**
Property and equipment, net		51,348		85,845
Intangible assets		30,188		41,344
Total assets	$	**223,920**	$	**258,910**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	271,144	$	237,171
Deferred revenue		13,198		24,562
Shareholder loan -current portion		8,941		8,941
Current portion of Loans and Promissory Note		180,194		108,611
Other current liabilities		13,083		13,590
Total current liabilities		**486,560**		**392,876**
Loans and Promissory Note		1,890		33,473
Shareholder loan		22,001		19,501
Total liabilities		**510,451**		**445,850**
STOCKHOLDERS EQUITY				
Common Stock		2,068		2,068
Preferred Shares-Series Seed		2,365		2,365
Additional Paid in Capital		2,819,034		2,687,707
Retained earnings/(Accumulated Deficit)		(3,109,998)		(2,879,080)
Total stockholders' equity		**(286,531)**		**(186,940)**
Total liabilities and stockholders' equity	$	**223,920**	$	**258,910**

See accompanying notes to financial statements.

BOOMERANG BIKE CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 203,167	$ 192,161
Cost of goods sold	138,103	234,652
Gross profit	65,064	(42,491)
Operating expenses		
General and administrative	258,363	418,637
Sales and marketing	36,495	84,042
Total operating expenses	294,858	502,679
Operating income/(loss)	(229,794)	(545,170)
Interest expense	1,125	1,234
Other Loss/(Income)	-	(67,702)
Income/(Loss) before provision for income taxes	(230,919)	(478,702)
Provision/(Benefit) for income taxes	-	4,123
Net income/(Net Loss)	**$ (230,919)**	**$ (482,826)**

See accompanying notes to financial statements.

BOOMERANG BIKE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Shares-Series Seed Shares	Preferred Shares-Series Seed Amount	Additional Paid in Capital	earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**20,678,571**	**$ 2,068**	**-**	**$ -**	**$ 24,605**	**$ (2,396,254)**	**$ (2,369,581)**
Issuance of Common Stock	-	-	23,646,840	2,365	2,663,102		2,665,467
Net income/(loss)	-	-	-	-	-	(482,826)	(482,826)
Balance—December 31, 2020	20,678,571	$ 2,068	23,646,840	2,365	$ 2,687,707	$ (2,879,080)	**$ (186,940)**
Capital contribution	-	-	-	$ -	131,327		131,327
Net income/(loss)	-	-	-	-	-	(230,919)	(230,919)
Balance—December 31, 2021	**20,678,571**	**$ 2,068**	**23,646,840**	**$ 2,365**	**$ 2,819,034**	**$ (3,109,998)**	**$ (286,531)**

See accompanying notes to financial statements.

BOOMERANG BIKE CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(230,919)	$	(482,826)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		11,156		5,250
Depreciation of property and equipment		34,497		34,497
Changes in operating assets and liabilities:				
Account receivables, net		-		2,204
Inventories		(12,416)		(120,080)
Prepaid expenses and other current assets		(1,017)		(4,682)
Account Payables		33,973		69,419
Deferred revenue		(11,364)		24,562
Other current liabilities		(507)		9,225
Net cash provided/(used) by operating activities		**(176,598)**		**(462,431)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(84,369)
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**(84,369)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		131,327		486,000
Borrowing on Loan and Promissory Note		40,000		20,656
Borrowing on shareholder loan		2,500		
Repayment of shareholder loan		-		(26,000)
Net cash provided/(used) by financing activities		**173,827**		**480,656**
Change in cash		(2,771)		(66,144)
Cash—beginning of year		6,307		72,451
Cash—end of year	**$**	**3,537**	**$**	**6,307**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,125	$	1,234
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Boomerang Bike Corporation was originally incorporated as Wi-MM Corporation on July 2, 2013, in the state of Delaware. On January 24, 2020, the company restated its articles of incorporation and changed its name to Boomerang Bike Corporation. The financial statements of Boomerang Bike Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Clara, California.

Boomerang Bike designs and manufacturers a bike alarm with GPS tracking and cellular communications. Our technology can connect any bicycle, scooter, or vehicle to the internet. Our primary application is bike security. Our solution includes the hardware, an app and cloud software. The alarm / GPS tracker is under six inches long and fits under the water bottle cage or on the rear rack. The alarm is operated by a corresponding app. Once the device is armed, any attempt to steal the bike will notify the bike owner with a text message and phone notification.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Manufacturing Tools	5 years
Software	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Boomerang Bike Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax basis

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other

legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its bike alarm with GPS tracking and cellular communications.

Cost of sales

Costs of goods sold include the cost of goods sold, transaction fee, and cost of shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $36,495 and $84,042, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Raw Materials	$ 102,000	$ 103,080
Finished goods	30,496	17,000
Total Inventories	**$ 132,496**	**$ 120,080**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 1,151	$ 133
Vendor Deposits	$ 5,200	$ 5,200
Total Prepaids and other current assets	**$ 6,351**	**$ 5,333**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued Expenses	$ 7,123	$ 8,116
Tax Payable	5,960	4,240
Accrued interest	-	1,234
Total Other Current Liabilities	**$ 13,083**	**$ 13,590**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Equipment	$ 2,391	$ 2,391
Manufacturing Tools	56,920	56,920
Software	521,293	521,293
Property and Equipment, at Cost	**580,604**	**580,604**
Accumulated depreciation	(529,256)	(494,759)
Property and Equipment, Net	**$ 51,348**	**$ 85,845**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $34,497 and $34,497 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Patents	$ 52,500	$ 52,500
Intangible assets, at Cost	**52,500**	**52,500**
Accumulated amortization	(22,312)	(11,156)
Intangible assets, Net	**30,188**	**41,344**

Amortization expenses for patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $11,156 and $11,156, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization expense
2022	(11,156)
2023	(11,156)
2024	(7,876)
2025	-
Thereafter	-
Total	**$ (30,188)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 20,678,571 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 24,453,769 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 23,646,840 shares have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 8,941	1.00%	04.20.2020	04.20.2022	$ 1,098	$ 1,098	$ 109,750	$ -	$ 109,750	$ 553	$ 553	$ 63,167	$ 31,583	$ 94,750
Promissory Note - Leslie Levitt	$ 50,000	1.50%	year 2013	on demand	$ 682	$ 682	$ 45,444	$ -	$ 45,444	$ 682	$ 682	$ 45,444	$ -	$ 45,444
Promissory Note- Greg Wiess	$ 28,000	0.00%	Y2018	Y2025	$ -	$ -	$ -	$ 1,890	$ 1,890	$ -	$ -	$ -	$ 1,890	$ 1,890
Promissory Note- Ronjon Nag	$ 25,000	20.00%	08.30.2021	02.01.2022			$ 25,000		$ 25,000	$ -	$ -	$ -	$ -	$ -
Total					**$ 1,779**	**$ 1,779**	**$ 180,194**	**$ 1,890**	**182,084**	**$ 1,234**	**$ 1,234**	**$ 108,611**	**$ 33,473**	**$ 142,084**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 180,194
2023	
2024	-
2025	
2026	1,890
Thereafter	
Total	**$ 182,084**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Pablo Echavarria	$ 8,941	0.00%	Fiscal Year 2019	No set maturity	$ 8,941	$ -	$ 8,941	$ 8,941	$ -	$ 8,941
Kevin Fahrner	$ 19,501	8.00%	Fiscal Year 2020	5/5/2023	$ -	$ 22,001	$ 22,001	$ -	$ 19,501	$ 19,501
Total					**$ 8,941**	**$ 22,001**	**$ 30,942**	**$ 8,941**	**$ 19,501**	**$ 28,442**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (68,906)	$ (143,438)
Valuation Allowance	68,906	143,438
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (729,760)	$ (660,854)
Valuation Allowance	729,760	660,854
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,445,577, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,445,577. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

During the past, the Company received loans from its shareholder, Pablo Echavarria, in the amount of $8,941. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan was in the amount of $8,941 and the entire amount is classified as current liability.

During the past, the Company received loans from its shareholder, Kevin Fahrner, in the amount of $22,001. The loan bears an interest rate of 8% and has a maturity date on May 5, 2023. As of December 31, 2021, and December 31, 2020,

the outstanding balance of this loan is in the amount of $22,001 and $19,501, respectively and the entire amount is classified as non-current liability.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 1. 2021, the Company entered into a lease agreement with Plug and Play for a period of six months. The base rent is $1,500 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	3,000
2023	-
2024	-
Thereafter	-
Total future minimum operating lease payments	$ 3,000

Rent expenses were in the amount of $11,617 and $14,784 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $229,794, an operating cash flow loss of $176,598, and liquid assets in cash of $3,537, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Boomerang Bike

Your Bike is Freedom Don't Lose it.


1:17
ALERT!
THE ULTIMATE
ANTI-THEFT BIKE
ALARM & GPS
BOOMERANG

Website · Sunnyvale, CA · TECHNOLOGY

The Boomerang CycloTrac is a GPS bike security system based on IoT technology to prevent bike theft.

$0.00 raised

0 Investors	$15.8M Valuation
$0.33 Price per Share	$199.65 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- The Macro Trends are positive: Our largest bike segment, e-bike, grew 145% from 2019 to 2020. Roughly 500,000 e-bikes were sold in 2020.
- Customers are with us for the long run: We have 3000 loyal customers who support our solution and pay us a monthly subscription.
- A team you can trust: We have a solid team and experienced investors including Netgear.

OVERVIEW

Your Bike is Freedom. Never Lose it.

Boomerang was founded by a group of avid cyclists. Our mission to develop a line of bike theft protection products brought forth the Boomerang CycloTrac. The device is a portable tracker which uses a motion-sensing alarm and GPS technology to keep your bike safe, no matter where you travel.

We are in the production stage but pre-ramp. We have had revenue of $104,000 in 2019, $192, 000 in 2020 and $133, 000 YTD 2021. We are optimizing all areas of the company before we ramp to high volume. Our 3,000 customers growing to 5,000 before the year end give us a large user base and a lot of data to understand where we need to optimize before scaling.


Small Device
We stop
bike theft
Huge
Protection

THE PROBLEM

Bike Theft is Common in Cities Around the World





THE SOLUTION

Double Down On Your Bike Protection







THE MARKET

A Million Dollar Opportunity: Disrupting the Bike Theft Industry



OUR TRACTION

An 80% Customer Satisfaction Rate



WHY INVEST

Reduce Bike Theft With a Million Dollar Company



Meet Our Team

Kevin Fahrner
CEO

Dr. Ronjon Nag
Director

Offering Summary

Company	Boomerang Bike Corporation
Corporate Address	440 N. Wolfe Rd, Sunnyvale, CA 94085
Offering Minimum	$9,999.99
Offering Maximum	$1,069,999.59
Minimum Investment Amount (per investor)	$199.65

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	30,303
Maximum Number of Shares Offered	3,242,423
Price per Share	$0.33
Pre-Money Valuation	$15,782,385.63

Voting Rights of Securities Sold in this Offering

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+ Perk

Invest and receive 50% Product Discount

$1,000+ Perk

$2,500+ Perk

Invest and receive additional 10% bonus shares

$5,000+ Perk

Invest and receive additional 15% bonus shares

$10,000+ Perk

Invest and receive additional 20% bonus shares

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

Updates

Comments

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

[Kevin Fahrner] In America, a bike is stolen every 30 seconds, that's over a million bikes a year and roughly over a quarter of a billion dollars of lost property. I love my bike and I don't want it stolen.

In today's connected world there is just no reason to get your bike stolen when the latest technology can be used to stop it in its tracks.

80 billion devices will be connected to the internet by 2025. It's time for bikes to be connected to the internet. The first application is bike security.

As an avid cyclist and the CEO of Boomerang Bike, we are dedicated to keeping your bike safe with our first product, the Boomerang Cyclotrac.

The Boomerang Cyclotrac is an audible alarm, and GPS tracker. With the combination of a traditional lock and our Cyclotrac, we are providing peace of mind to cyclists everywhere.

With 25 million bicycles sold each year, keeping bikes safe is not only a challenge but a necessity. Police just can't keep up with the stolen bike reports. Which leaves your purchase truly at risk.

Until now.

[DR PASCAL STANG] Boomerang Cyclotrac is a sleek, internet-connected bike theft prevention device with inertial motion-sensing alarm and GPS technology. Unlike any other bike security alarm on the market, it blares a piercing alarm the moment it's tampered with, simultaneously sending theft notifications and real-time tracking to your phone. With Cyclotrac, you can stop a theft before or as it occurs.

Cyclotrac automatically tracks anytime your bike moves with updates every 10 seconds, while the battery lasts for weeks in standby. The device is secured to the bike with anti-theft screws making it virtually impossible for a thief to remove without tripping the alarm. And our app allows you to check up on all your bikes in one convenient place.

At Boomerang, we have optimized the Cyclotrac through years of technical experience and feedback from the cycling community. Cyclotrac is made by cyclists, for cyclists.

[Dr. Ronjon Nag] I have a Cambridge PhD, a degree from MIT and I teach at Stanford. I founded a company that was acquired by blackberry and I invested in a company bought by apple. It's safe to say I know a great tech product when I see it.

Currently, Boomerang Bikes has established its pre-money valuation at $15 million, users paying $3.90 a month for the app.

Our subscription carries a 92% profit margin. With outstanding positive reviews we have sold out of every unit we've ever produced. Which makes me so proud to have invested.

Now it's your turn.

[Kevin Fahrner] Join us at Boomerang, where your bike is your freedom. All that's missing is you.

First Video on the Page

Well thanks for participating. The challenge is for you to remove the u-lock without setting off the alarm. And I'm going to give you the key to the u-lock. All right. Nice bike. Sure. Thank you. No dice. Thanks for trying.

Third Video on the Page

I had an opportunity to work with Boomerang Bikes and I can tell you with my 20 years of experience in law enforcement, that anybody who uses the alarm system combined with the u-lock system right here, is likely to prevent a very large number of thefts from occurring. My experience, I would estimate around 98% of all bike thefts would not occur with this quality lock. This quality alarm system also has a gps. So if it does get stolen you're probably going to get your bike back.

SOCIAL ADS

Did you know in the USA, a bike is stolen every 30 seconds? Invest in a new technology that puts the brakes on that.

Boomerang Cyclotrac is a sleek, highly technical bike theft prevention device complete with a motion-sensing alarm and GPS technology that keeps your bike safe. Boomerang's monitor system allows us to respond to a bike theft in minutes, not hours.

Click now to invest and join the cutting edge of bike anti-theft technology, ready to fulfill orders today.

Attention cyclists! Invest in a company that is putting your peace of mind at the forefront of their technology.

Boomerang is a bike theft prevention device that has a motion-sensing alarm and GPS technology that keeps your bike safe.

Become an investor in Boomerang Bikes today and help bike owners relax, knowing their investment is protected. Visit startengine.com/Boomerang

We're Boomerang Bike, the only alarm on the market with a siren,Boomerang is a bike theft prevention device that has a motion-sensing alarm, GPS tracking device, and a smart app that sends you an alert as your bike gets disturbed.

Invest now to get involved with the cutting edge technology. We can eliminate bike theft. Visit startengine.com/Boomerang

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BOOMERANG BIKE

CORPORATION", FILED IN THIS OFFICE ON THE THIRD DAY OF

FEBRUARY, A.D. 2020, AT 11:15 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5360959 8100
SR# 20200749816

Authentication: 202311612
Date: 02-03-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 02/03/2020
FILED 11:15 AM 02/03/2020
SR 20200749816 - File Number 5360959

BOOMERANG BIKE CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Boomerang Bike Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Boomerang Bike Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on July 2, 2013 under the name Wi-MM Corporation.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of January, 2020.

By: /s/ Kevin Fahrner
Kevin Fahrner, CEO

GDSVF&H\4642241.3

Exhibit A

BOOMERANG BIKE CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Boomerang Bike Corporation. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 300 Delaware Ave Ste 210-A, in the City of Wilmington, 19801 County of New Castle. The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" means $0.2399 per share for the Series Seed-1 Preferred Stock, $0.1919 for the Series Seed-2 Preferred Stock, $0.1158 for the Series Seed-3 Preferred Stock, $0.0827 for the Series Seed-4 Preferred Stock, and $0.0620 for the Series Seed-5 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 74,453,769, consisting of (a) 50,000,000 shares of Common Stock, $0.0001 per share and (b) 24,453,769 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 3,126,302 shares of Preferred Stock as hereby designated Series Seed-1 Preferred Stock, 1,737,268 shares of Preferred Stock as hereby designated Series Seed-2 Preferred Stock, 8,248,587 shares of Preferred Stock as hereby designated Series Seed-3 Preferred Stock, 10,373,620 shares of Preferred Stock as hereby designated Series Seed-4 Preferred Stock, and 967,992 shares of Preferred Stock as hereby designated Series Seed-5 Preferred Stock, each a class and together the "*Series Seed Preferred Stock*".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such

amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or

subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **<u>Voting</u>.**

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 <u>Election of Directors</u>. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 <u>Preferred Stock Protective Provisions</u>. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the applicable series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of

all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or,

in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the

Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each

holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal

contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. **MODIFICATION.** Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BOOMERANG BIKE CORPORATION", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF DECEMBER, A.D. 2020, AT 7:54 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5360959 8100
SR# 20208705724

Authentication: 204376233
Date: 12-21-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:54 PM 12/18/2020
FILED 07:54 PM 12/18/2020
SR 20208705724 - File Number 5360959

CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF BOOMERANG BIKE CORPORATION

(Pursuant to Section 228 and 242 of the General Corporation Law of the State of Delaware)

Boomerang Bike Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to the Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Restated Certificate of Incorporation of this corporation (the "Certificate").

2. This Amendment has been approved and duly adopted by the Board of Directors of this corporation and written consent of the stockholders of this corporation has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

3. Article Fifth of the Certificate is hereby amended and restated in its entirety to read as set forth below:

"The total number of shares of all classes of stock that the Corporation has authority to issue is 74,453,901, consisting of (a) 50,000,000 shares of Common Stock, $0.0001 per share and (b) 24,453,901 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 3,126,302 shares of Preferred Stock as hereby designated Series Seed-1 Preferred Stock, 1,737,399 shares of Preferred Stock as hereby designated Series Seed-2 Preferred Stock, 8,248,587 shares of Preferred Stock as hereby designated Series Seed-3 Preferred Stock, 10,373,621 shares of Preferred Stock as hereby designated Series Seed-4 Preferred Stock, and 967,992 shares of Preferred Stock as hereby designated Series Seed-5 Preferred Stock, each a class and together the "***Series Seed Preferred Stock***".

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GDSVF&H\5439773.2

IN WITNESS WHEREOF, the undersigned authorized officer of this corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be executed on this 18th day of December, 2020.

/s/Kevin Fahrner *Kevin Fahrner*

Kevin Fahrner, CEO